FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

Hurray! Holding Co., Ltd.
11/F, China Railway Construction Plaza
No. 20 Shijingshan Road, Shijingshan District
Beijing, 100131
The People’s Republic of China
SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE
HELD ON JANUARY 6, 2010
PROXY STATEMENT
General
We are soliciting the proxy on behalf of our board of directors for use at a special general meeting of shareholders to be held on January 6, 2010 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The special general meeting will be held at our principal executive offices at 11/F, China Railway Construction Plaza, No. 20 Shijingshan Road, Shijingshan District, Beijing, 100131, The People’s Republic of China.
This proxy statement is available to shareholders beginning on December 16, 2009 and the form of proxy is first being mailed to shareholders on or about December 16, 2009.
Purpose of the Special General Meeting
At the special general meeting, the holders of ordinary shares of Hurray! Holding Co., Ltd. (“Hurray!” or “we”) (including those represented by American Depositary Shares of Hurray!, each representing 100 ordinary shares (“ADSs”)) are being asked to approve a proposal (the “Proposal”), for purposes of NASD Marketplace Rule 5635(a)(1), to effect an issuance of 723,684,204 ordinary shares of Hurray! in connection with the acquisition of Ku6 Holding Limited (“Ku6”) pursuant to the Share Purchase Agreement by and among Hurray!, Ku6 and the shareholders of Ku6 dated as of December 14, 2009 (the “Share Purchase Agreement”).
Revocability of Proxies
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the special general meeting and voting in person. Attendance at the special general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Tianqiao Chen, our Chairman of the Board of Directors, if you hold our ordinary shares, or to Citibank, N.A., if you hold ADSs.
Record Date, Share Ownership and Quorum
Shareholders of record at the close of business on December 2, 2009 are entitled to vote at the special general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of November 30, 2009, 2,199,852,640 of our ordinary shares, par value US$0.00005 per share, were issued and outstanding, of which approximately 10,021,075 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of the issued ordinary shares entitled to vote at the meeting will constitute a quorum.

Voting and Solicitation
Each share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the special general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting. See “Voting by Holders of American Depositary Shares” below.
The costs of soliciting proxies will be borne by Hurray!. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our website at http://www.hurray.com under the heading “Investor Relations.” Hard copies of the solicitation materials are available upon request to shareholders free of charge.
Voting by Holders of Ordinary Shares
Holders of ordinary shares should vote by either attending the meeting in person or by mailing the Proxy Card to us as instructed therein. The Proxy Card should be mailed to us at Attention: Legal Counsel, 11/F, China Railway Construction Plaza, No. 20 Shijingshan Road, Shijingshan District, Beijing, 100131, The People’s Republic of China, as soon as possible to ensure receipt by us before December 30, 2009.
When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the special general meeting in accordance with the instructions of such shareholders. If no specific instructions are given by such holders, the shares will be voted “FOR” the Proposal and in the proxy holder’s discretion as to other matters that may properly come before the special general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether any proposal is approved.
Voting by Holders of American Depositary Shares
Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of record of ADSs the Notice of Special General Meeting of Shareholders and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by such ADSs, evidenced by American Depositary Receipts related to such ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all of the shares represented by the ADSs, only Citibank, N.A. may vote those shares at the special general meeting.

Citibank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the special general meeting, there may be nothing you can do.
If (i) the ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by Citibank, N.A. from a holder of ADSs by December 30, 2009 at 10:00 a.m., New York City time, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the special general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.
Votes Required to Approve the Proposal
Approval of the Proposal requires the affirmative vote of a majority of the total votes cast on the Proposal at the special general meeting if a quorum is present.
No Additional Matters May Be Presented at the Special General Meeting
This special general meeting has been called only to consider the approval of the Proposal. Other than procedural matters incident to the conduct of the meeting, no other matters may be considered at the special general meeting, if they are not included in the notice of the meeting.

THE PROPOSAL
ISSUANCE OF 723,684,204 ORDINARY SHARES IN CONNECTION
WITH THE ACQUISITION OF KU6
General Description of the Acquisition
Pursuant to the Share Purchase Agreement, all of the outstanding capital shares of Ku6 will be sold to Hurray! and all of the outstanding employee stock options of Ku6 will be cancelled, in exchange for an aggregate of 723,684,204 Hurray! ordinary shares, of which no more than 44,438,100 will be represented by ADSs (the “Acquisition”).
Information about Ku6
Ku6 is a creative media company that attracts and retains customers by giving them news and entertainment through the video platform that they value.
Ku6 has one of the largest video sharing platforms in China, where users can upload, view and share video clips. Ku6 began operations in 2006, and has grown into one of the world’s largest content delivery networks, serving over 60 million videos each day with more than 30,000 new video uploaded and published daily, including user-generated videos, and professional content such as movie clips, TV clips and music videos from our content partners.
Like many other online video sites, Ku6 currently relies on advertisements for revenue, where Ku6 shows full screen pre-roll and post-roll ads while the actual video loads as well as poster ads around the video during playback. Current advertisers cooperating with Ku6 include Microsoft, Intel, Shanghai GM, Shanghai Volkswagen, FAW Volkswagen, ZTE, China Unicom, China Telecom, HP, Lenovo, Motorola, Samsung, Nokia, Nike, Pepsi, P&G, Unilever, with more joining each day. Our ad platform allows advertisers to manage online ad spend and various target capabilities such as geography, time of day, and nature of content. Ku6 also shares advertising revenue with both individuals and commercial producers contributing content to our site.
Ku6 was the first online video site to receive a license for Internet Broadcasting Audio-Visual Programs issued by the State Administration for Radio, Film and Television in China. Afterwards, Ku6 was awarded the right to provide video-on-demand services of the 2008 Beijing Olympics Games by CCTV, China’s national broadcaster.
Ku6.com is one of China’s leading online video portals, hosting over 1 billion videos viewed by over 240 million visitors a month as of October 2009.

Summary of the Share Purchase Agreement
The following is a summary of the material provisions of the Share Purchase Agreement.
Structure of the Acquisition; Purchase Price
At the closing, the existing shareholders of Ku6 (the “Sellers”) will sell all of the outstanding capital shares of Ku6 to Hurray! in exchange for a total of 679,246,104 Hurray! ordinary shares.
Following the closing of the Acquisition, Ku6 will continue as an operating company and become Hurray!’s wholly-owned subsidiary.
Conversion of Employee Stock Options
At the closing, pursuant to the Option Conversion Agreements, each executed by one holder of Ku6 employee stock options, all of Ku6’s outstanding employee stock options will be converted into rights to receive a total of 44,438,105 Hurray! ordinary shares.
Closing of the Acquisition
The closing of the Acquisition will take place, as soon as possible, but in no event later than five business days after satisfaction of the closing conditions set forth in the Share Purchase Agreement (described below), or at such other time as the parties may agree. However, the Share Purchase Agreement may be terminated by either Ku6 or Hurray! if the closing is not consummated on or before February 28, 2010.
Representations and Warranties
Ku6 makes representations and warranties to Hurray! relating to corporate existence and power, corporate authorization, governmental authorization, noncontravention, capitalization, subsidiaries, financial statements, material agreements, absence of certain changes, related party transactions, undisclosed liabilities, litigation, compliance with law, properties, taxes, licenses and permits, intellectual properties, selling documents, finders’ fees, employee and environmental matters.
Each Seller makes representations and warranties to Hurray! relating to legal status, authorization, governmental authorization, noncontravention, ownership of shares, investment purpose, accredited investor status, exempt from registration, SAFE registration, litigation and finders’ fees.
Hurray! makes representations and warranties to each Seller relating to corporate existence and power, corporate authorization, governmental authorization, noncontravention, capitalization, SEC filings, financial statements, absence of certain changes, undisclosed liabilities, litigation, properties, compliance with law and finders’ fees.
Qualifications of Representations and Warranties
Many of the representations and warranties are qualified by materiality, material adverse effect, knowledge and/or exceptions set forth in the company disclosure schedule attached to the Share Purchase Agreement.

Interim Operation Covenants Relating to Ku6
Under the Share Purchase Agreement, prior to closing of the Acquisition, Ku6 will conduct its business in the ordinary course consistent with past practice and will not take certain material actions without prior consent of Hurray!.
Indemnification
For two years after the closing of the Acquisition, a Seller owned by certain current executive officers of Ku6 (the “Management Shareholder”) will indemnify Hurray! and its affiliates against direct damages suffered by Hurray! and its affiliates arising out of misrepresentation or breach of representations and warranties of Ku6 and those of the Management Shareholder and Hurray! will indemnity the Management Shareholder and its affiliates against direct damages suffered by the Management Shareholder and its affiliates arising out of misrepresentation or breach of representations and warranties of Hurray!. The liabilities of the Management Shareholder and those of Hurray! are both capped at US$$7,816,028.
For one year after the closing of the Acquisition, each other Seller, on one side, and Hurray!, on the other side, will indemnify the other side and the affiliates of the other side against direct damages suffered by the other side and such affiliates arising out of misrepresentation or breach of representations and warranties of the indemnifying side. The liabilities of each side are both capped at such Seller’s pro rata portion (based on the Ku6 shares held by each such Seller as a percentage of all Ku6 shares held by all such Sellers) of US$12,782,560.
Conditions to the Closing of the Acquisition
Parties’ obligations to consummate the Acquisition are subject to customary closing conditions, including the following:
•	the shareholders of Hurray! have duly approved the issuance of the Hurray! ordinary shares to the Sellers and the Ku6 option holders;
•	the Sellers and the Executive Officers have executed the Lock-Up Agreement (described below);
•	the shareholders of the Management Shareholder have executed the Side Letter (described below); and
•	Mr. Shanyou Li, the Chief Executive Officer of Ku6, has executed an employment agreement with Hurray!.
Ku6’s Right to Designate One Director of Hurray!
Promptly after the closing, Hurray! will cause an individual to be designated by Ku6 on the closing date to be appointed as a member of the Board of Directors of Hurray!.

Lock-up Agreement/Side Letter
At the closing, each of the Sellers and each of Mr. Shanyou Li, Mr. Kun Han, Mr. Xingye Zeng and Mr. Zhizhong Hao (collectively, the “Executive Officers”) will enter into a Lock-Up Agreement with Hurray!, under which the Management Shareholder and the Executive Officers agree not to sell, pledge or otherwise dispose of any Hurray! shares received in the Acquisition within two years of the closing and all other Sellers agree not to sell any Hurray! shares (including any shares represented by ADSs) received in the Acquisition within 180 days of the closing.
At the closing, the Executive Officers, being all of the shareholders of the Management Shareholder, will also enter into a Side Letter with Hurray!, pursuant to which the Executive Officers agree not to sell, pledge or otherwise dispose of their shares in the Management Shareholder for a period of two years of the closing.
Necessity of Shareholder Approval
Hurray! is subject to the Marketplace Rules promulgated by the NASDAQ Stock Market because its ADSs are traded on the NASDAQ Global Market under the symbol “HRAY”.
Under Rule 5365(a)(1), shareholder approval must be sought in connection with a transaction (other than a public offering for cash) involving the sale, issuance or potential issuance by the issuer of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance. For purposes of this rule, the outstanding common stock or voting power of the issuer is determined as of a date the issuer enters into a binding agreement with respect to such issuance or potential issuance, which in the case of the Acquisition is December 14, 2009.
The total number of Hurray!’s ordinary shares to be issued in connection with the Acquisition is 723,684,204, 32.9% of 2,199,852,640, the number of outstanding Hurray!’s ordinary shares as at December 14, 2009.
Hurray!’s Reasons for the Acquisition
Hurray!’s Board of Directors has concluded that the Acquisition is in the best interests of its shareholders. In approving the Share Purchase Agreement, Hurray!’s Board of Directors relied on information (including financial information) relating to Ku6, the regulatory environment and the industry fundamentals. Hurray!’s Board of Directors believes that the Acquisition brings to Hurray! a new media platform that complements Hurray!’s existing digital music and mobile distribution platform, and after the Acquisition Hurray! will be better-positioned to capture opportunities in the fast-growing internet and media market in China.
Regulatory Matters
The Acquisition is not subject to any material regulatory requirement or approval, other than that described in this proxy statement relating to NASD Marketplace Rules.

Consequences if the Proposal is Not Approved
If the Proposal is not approved by Hurray!’s shareholders, then Hurray! will not be able to consummate the Acquisition upon the terms currently contemplated by the Share Purchase Agreement.
Required Vote
Approval of the Proposal requires the affirmative vote of a majority of the total votes cast on the Proposal at the special general meeting if a quorum is present. We have been informed by Shanda Interactive Entertainment Limited, which beneficially owned approximately 56.1% of our outstanding ordinary shares (including ADSs) as of December 14, 2009, that it intends to vote or cause to be vote all of its ordinary shares (including ordinary shares represented by ADSs) in favor of the Proposal.
Recommendation
The Board of Directors believes that it is in Hurray!’s best interests that the shareholders authorize the issuance of 723,684,204 ordinary shares of Hurray! in connection with Acquisition pursuant to the Share Purchase Agreement.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE
ISSUANCE OF 723,684,204 ORDINARY SHARES OF HURRAY! IN
CONNECTION WITH THE ACQUISITION OF KU6 PURSUANT TO THE
SHARE PURCHASE AGREEMENT.

By Order of the Board of Directors,

/s/ Tianqiao Chen
Tianqiao Chen
Chairman of the Board of Directors
Dated: December 16, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Haibin Qu
	Name:	Haibin Qu
	Title:	Acting Chief Executive Officer

Date: December 22, 2009